UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Upwork Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

91688F104

(CUSIP Number)

December 31, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Globespan Capital Partners IV, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares
	6	Shared Voting Power 0 shares
	7	Sole Dispositive Power 0 shares
	8	Shared Dispositive Power 0 shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ N/A
11	Percent of Class Represented by Amount in Row (9)* 0%
12	Type of Reporting Person (See Instructions) PN (Limited Partnership)

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Globespan Management Associates IV, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares
	6	Shared Voting Power 0 shares
	7	Sole Dispositive Power 0 shares
	8	Shared Dispositive Power 0 shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ N/A
11	Percent of Class Represented by Amount in Row (9)* 0%
12	Type of Reporting Person (See Instructions) PN (Limited Partnership)

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Andrew P. Goldfarb
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization. United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares
	6	Shared Voting Power 0 shares
	7	Sole Dispositive Power 0 shares
	8	Shared Dispositive Power 0 shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ N/A
11	Percent of Class Represented by Amount in Row (9)* 0%
12	Type of Reporting Person (See Instructions) IN

Item 1.

(a)	Name of Issuer

Upwork Inc.

(b)	Address of Issuer’s Principal Executive Offices

2625 Augustine Drive, Suite 601

Santa Clara, California 95054

Item 2.

(a)	Name of Person Filing

Globespan Capital Partners IV, L.P.

Globespan Management Associates IV, LLC

Andrew P. Goldfarb

(b)	Address of Principal Business Office or, if none, Residence

One International Place, Suite 2610

Boston, MA 02110

(c)	Citizenship

Globespan Capital Partners IV, L.P. – Delaware

Globespan Management Associates IV, LLC – Delaware

Andrew P. Goldfarb – United States

(d)	Title of Class of Securities

Common Stock, $0.0001 par value per share

(e)	CUSIP Number

91688F104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned

Globespan Capital Partners IV, L.P. – 0

Globespan Management Associates IV, LLC – 0

Andrew P. Goldfarb – 0

(b)	Percent of Class

Globespan Capital Partners IV, L.P. – 0%

Globespan Management Associates IV, LLC – 0%

Andrew P. Goldfarb – 0%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote

Globespan Capital Partners IV, L.P. – 0

Globespan Management Associates IV, LLC – 0

Andrew P. Goldfarb – 0

(ii)	shared power to vote or to direct the vote

Globespan Capital Partners IV, L.P. – 0

Globespan Management Associates IV, LLC - 0

Andrew P. Goldfarb – 0

(iii)	sole power to dispose or to direct the disposition of

Globespan Capital Partners IV, L.P. – 0

Globespan Management Associates IV, LLC – 0

Andrew P. Goldfarb – 0

(iv)	shared power to dispose or to direct the disposition of

Globespan Capital Partners IV, L.P. – 0

Globespan Management Associates IV, LLC - 0

Andrew P. Goldfarb – 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

February 12, 2021

GLOBESPAN CAPITAL PARTNERS IV, L.P.

By:	/s/ Andrew P. Goldfarb
Name: Andrew P. Goldfarb
Title: Executive Managing Director of the General Partner of the General Partner

GLOBESPAN MANAGEMENT ASSOCIATES IV, LLC

By:	/s/ Andrew P. Goldfarb
Name: Andrew P. Goldfarb
Title: Executive Managing Director

ANDREW P. GOLDFARB

By:	/s/ Andrew P. Goldfarb
Name: Andrew P. Goldfarb